Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWSRELEASE

  LAKE SHORE GOLD REPORTS RECORD OPERATING RESULTS IN 2013, COMPANY GROWING PRODUCTION AND GENERATING FREE CASH FLOW IN 2014

TORONTO, ONTARIO — (Marketwired — March 18, 2014) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the fourth quarter and full-year 2013. Full details of the results are provided in the Company’s Management’s Discussion & Analysis, which is available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com. Key highlights of the results include:

Fourth Quarter 2013

•                 Net cash flow provided by continuing operating activities of $34.3 million, cash and bullion increased $18.8 million during fourth quarter, to $34.0 million at Dec. 31, 2013.

•                 Production of 51,700 ounces, more than double the 23,700 ounces produced in fourth quarter 2012 (“Q4/12”).

•                 Gold sales of 49,600 ounces, up sharply from 19,900 ounces in Q4/12.

•                 Cash operating cost(1) of US$609 per ounce sold, 38% improvement from Q4/12.

•                 All-in sustaining cost(2) (“AISC”) of US$849 per ounce, 52% improvement from Q4/12.

•                 Total production costs(3) of $32.0 million compared to $19.8 million in Q4/12 reflecting higher volumes.

•                 Average grade of 5.2 grams per tonne, 24% higher than Q4/12.

•                 Investment in mining interests of $10.3 million, all sustaining capital.

•                 Net loss of $225.7 million or $0.54 per common share, including $225.0 million impairment charge; adjusted net loss of $0.7 million before impairment charge compared to net loss of $0.3 million on same basis in Q4/12.

•                 Before impairment charge of $225.0 million, adjusted earnings from mine operations, totaled $11.7 million, more than triple the Q4/12 level of $3.3 million on same basis.

Full-Year 2013

•                 Net cash flow provided by continuing operating activities of $70.6 million, cash and bullion reduced by $27.0 million reflecting, in part, investment of $90.4 million.

•                 Production of 134,600 ounces, 57% increase from 2012 and at top end of guidance range of 120,000 — 135,000 ounces.

•                 Gold sales of 135,550 ounces, 62% increase from 2012.

•                 Cash operating cost of US$766 per ounce sold, 23% lower than in 2012 and better than target range of US$800 to US$875 per ounce sold.

•                 AISC of US$1,139 per ounce, 37% improvement from 2012.

•                 Total production costs(3) of $107.5 million versus $80.0 million in 2012 due to strong production growth.

•                 Average grade of 4.6 grams per tonne, increase of 18% from previous year.

•                 Investment in mining interests of $90.4 million, in line with guidance of $90 million.

•                 Net loss of $233.5 million or $0.56 per common share including $225.0 million impairment charge; adjusted net loss of $8.5 million before impairment charge versus net loss on same basis of $15.4 million in 2012.

•                 Before impairment charge of $225.0 million, adjusted earnings from mine operations of $25.0 million versus $10.3 million on the same basis in 2012.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We had a successful year in 2013, completing our mill expansion, increasing production by 57%, improving cash operating costs to US$766 per ounce sold, making approximately $20.0 million of debt repayments to Sprott and generating free cash flow during the fourth quarter. We also extended the maturity of our standby line of credit and negotiated improvements to our debt covenants that provide us with greater flexibility. The momentum we established has continued into 2014 with production during the first two months of the year totaling 29,500 ounces and cash and bullion increasing to $42.1 million.

“Looking ahead, our reserves and resources support current levels of annual production (160,000 — 180,000 ounces) for the next five years.   Over this period, we expect to average cash operating costs of below US$700 per ounce and AISC below US$1,000 per ounce. With our mining and milling infrastructure completed and in place, we have entered a very exciting time when the Company is positioned to generate significant free cash flow. We have considerable leverage to the gold price and have a natural hedge related to the C$/US$ exchange rate.

“Also exciting is that, after being in a depletion phase for two years, we are now in a position to replenish our resources and reserves and pursue additional growth.  We launched a new exploration program in January 2014 focused on a number of highly prospective targets at our existing operations and are evaluating a number of our wholly owned projects at, or in close proximity to, our mines.”

Outlook

In 2014, the Company is targeting gold production of 160,000 — 180,000 ounces, with expected cash operating costs per ounce sold in the range of US$675 to US$775, all-in sustaining costs per ounce sold in the range of US$950 to US$1,050 and total production costs of $128 million. Mill throughput for the year is targeted to average 3,200 — 3,300 tonnes per day with average grades between 4.5 and 5.0 grams per tonne.

Based on the Company’s business plan for the year using a Canadian dollar gold price of $1,300 per ounce, the Company is well positioned to fund all cash and capital requirements and to increase its cash position during 2014. The Company is planning total debt repayments in 2014 of $20 — $25 million, approximately $15 million related to the gold-linked note and $5 — $10 million to be paid on the Company’s standby line of credit.

The Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Impairment Charge

The Company recorded an impairment charge of $225.0 million as part of its full-year and fourth quarter 2013 results. The impairment charge represents a reduction in the estimated net carrying value of the Timmins cash generating unit (“CGU”), which comprises the Company’s Timmins West Mine and surrounding properties, Bell Creek Mine and surrounding properties and the Bell Creek Mill. Among the indicators triggering the impairment assessment was the fact that the carrying amount of the Company’s net assets materially exceeded its market capitalization.

Contributing to the reduction in the estimated carrying value of the Timmins CGU were lower short and long term gold price assumptions used in the determination of fair value. For purposes of the impairment assessment, the Canadian dollar gold price used was $1,391 (US$1,300) per ounce for 2014, which was increased to $1,430 (US$1,300) per ounce by 2017 followed by a longer-term price of $1,443 (US$1,300). On average, the Canadian dollar gold price used for the 2013 impairment assessment was $240 per ounce lower than the gold price assumptions used in 2012 for the years 2014 — 2016.

The reduction in the estimated carrying value of the Timmins CGU also reflected a decrease in resources and reserves. The Company has been in a depletion phase for the last two years with all drilling focused within existing resources, largely in support of production. As a result, no new ounces have been added to reserves and resources to replace production or to offset losses. Over the last year, a total of 140,000 contained ounces were mined from the Company’s Timmins West and Bell Creek mines. In addition, 190,000 ounces have been removed from the Timmins West Mine reserves reflecting a significant reduction in the assumed average gold price and the results of extensive definition drilling, which have indicated lower grades and changes in the interpretation of geology in some areas. The key effect of the lower grades is removal of certain low-grade sections from new resource and reserve models and more conservative projection of grades, especially near zone boundaries. When the Company files an updated 43-101 technical report for the Timmins West Mine (expected by March 31, 2014), its total reserves and resources are expected to support a five-year mine plan at current production rates. The updated Timmins West Mine 43-101 technical report assumes an weighted average gold price of $1,150 (approximately US$1,100) per ounce compared to $1,500 (approximately US$1,430) per ounce used for the previous reserve update.

Mr. Makuch added: “The impairment charge is a non-cash charge that largely results from using lower gold prices, both for the assessment of fair value of our Timmins CGU and for the purpose of calculating our reserves and resources.  We also have completed extensive drilling and used the information gained to refine our block models and geological shapes at Timmins West Mine to create a solid five-year plan focused on high-quality areas that will deliver reliable, consistent production and generate free cash flow. Supported by this strong base, we are now in a position to start drilling to expand our resources and reserves, exploring for new extensions and discoveries and advancing our other projects.”

Resources (March 2014 Update)

Timmins West Mine — In-Situ Resource at 1.5 gram per tonne cut-off grade (“COG”)

		Tonnes	Grade	Ounces
Timmins Deposit	Indicated	1,893,497	5.2	314,153
	Inferred	2,075,079	5.7	378,516
Thunder Creek	Indicated	2,470,674	5.0	400,480
	Inferred	863,633	5.0	137,823
Total Timmins West Mine	Indicated	4,364,171	5.1	714,633
	Inferred	2,938,712	5.5	516,339

Bell Creek Mine — In-Situ Resource at 2.2 gram per tonne COG

	Tonnes	Grade	Ounces
Indicated	4,541,722	4.6	672,047
Inferred	5,934,889	4.6	872,058

CIM definitions were followed for classification of Mineral Resources.

1.                                     Mineral Resources for the Timmins West Mine are reported at a cut-off grade of 1.5 grams per tonne gold. Cut-off grade determined using weighted average gold price of $1,150 (approximately US$1,100) per ounce.

2.                                      Mineral Resources for the Bell Creek Mine are reported at a cut-off grade of 2.2 grams per tonne gold. Cut-off grade determined using weighted average gold price of $1,150 (approximately US$1,100) per ounce.

3.                                      A minimum mining width of two metres was used.

4.                                      Capped gold grades are used in estimating the Mineral Resource average grade.

5.                                      Sums may not add up due to rounding.

6.                                      Grades were estimated with Inverse Distance to the power 2 (ID2): Indicated Resources were defined by a maximum 30 metre search radius and Inferred resources used up to a maximum 60 metre radius.

Reserves (March 2014 Update)

Timmins West Mine — 3.0 gram per tonne COG

		Tonnes	Grade	Contained Ounces
Timmins Deposit	Probable	1,540,344	4.6	227,707
Thunder Creek	Probable	1,791,821	4.6	264,539
Total Timmins West Mine Reserve
	Probable	3,332,165	4.6	492,246

Bell Creek Mine — 3.0 gram per tonne COG

		Tonnes	Grade	Contained Ounces
	Probable	706,939	4.7	106,573
TOTAL RESERVES	Probable	4,039,104	4.6	598,819

1.                                      Mineral Reserves are included within the Mineral Resources.

2.                                      Mineral Reserves were estimated by Management according to CIM definitions.

3.                                      Mineral Reserves for the Timmins West Mine were reported using a cut-off grade of 3.0 grams per tonne. Cut-off grade determined using weighted average gold price of $1,150 (approximately US$1,100) per ounce.

4.                                      Mineral Reserves for the Bell Creek Mine were reported using a cut-off grade of 3.0 grams per tonne. Cut-off grade determined using weighted average gold price of $1,150 (approximately US$1,100) per ounce.

5.                                      Tonnes and gold ounce information is rounded to the nearest thousands and as a result, totals may not add exactly due to rounding.

More information regarding the general parameters used in development of the block model Mineral Resource estimates for the Timmins West Mine for the 2013 year-end will be provided in the Timmins West Mine 43-101 technical report and the Company’s Annual Information Form, both of which will be filed on SEDAR at www.sedar.com on or before March 31, 2014.

The general parameters used in development of the block model Mineral Resource estimates for the Bell Creek Mine are set out in a technical report entitled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013, filed on SEDAR.

The calculation of Mineral Resources and Mineral Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the development of the Timmins West Mine or Bell Creek Mine. The Mineral Resource and Mineral Reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Wednesday, March 19, 2014 at 10:00 am EST to discuss the Company’s fourth quarter and full-year 2013 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-8527 or 800-766-6630

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 9188050

Available until: 11:59 pm (March 26, 2014)

Qualified Person

Scientific and technical information contained in this press release related to reserves has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold on exploration projects and greater than 10 gpt at the Timmins mine and Thunder Creek underground project, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating cost per ounce is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company discloses cash operating cost per ounce as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating cost per ounce should not be considered in isolation or as  a substitute for measures prepared in accordance with GAAP. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and twelve months ended December 31, 2013 is set out on page 21 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost (“AISC”) performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and twelve months ended December 31, 2013 is set out on page 21 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and AISC. Included in total production cost for the periods covered in this press release are non-cash share based payment expense including: $0.2 million for both the fourth quarter of 2013 and 2012, as well as $0.5 million for the full-year 2013 and $0.7 million for the full-year 2012. The calculation of cash operating cost per ounce sold and AISC per ounce sold exclude this non-cash payment expense.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com